PROTECTION ONE, INC.

PROTECTION ONE ALARM MONITORING, INC.

August 25, 2005

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               SEC Comment Letter Dated August 10, 2005 Regarding Protection One, Inc. and Protection One Alarm Monitoring, Inc.; Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Quarter Ended March 31, 2005 (SEC File Nos. 1-12181-01 and 1-12181)

Dear Mr. Spirgel:

The purpose of this letter is to confirm a telephone conversation that I had with Kyle Moffatt, Branch Chief Accountant, on August 24, 2005 during which I requested an extension of the time period to respond to the above-referenced SEC comment letter.  I indicated to Mr. Moffatt that we would like to have 10 additional business days (i.e., until September 8, 2005) to respond in order to give us sufficient time to research and respond thoroughly to the SEC’s comments.

Mr. Moffatt granted my request for an extension of 10 additional business days, and I indicated that I would confirm such extension to you in writing.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief
Financial Officer

cc:	Kyle Moffatt, Branch Chief Accountant
Kathryn Jacobson, Staff Accountant
Richard Ginsburg, President and Chief Executive Officer
Eric A. Devin, Vice President, Treasurer and Controller